ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

November 12, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 12, 2003 – Announcement of Acquisition of MarkWest Resources Canada Corp. and $140 Million Bought Deal Financing

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

11/20

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

November 12, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 13 2003
WASH. D.C. 188 SECTION

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

> November 12, 2003 – Announcement of Acquisition of MarkWest Resources Canada Corp. and $140 Million Bought Deal Financing

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund News Release

Advantage Energy Income Fund Announces $102.5 Million Acquisition of MarkWest Resources Canada Corp. and $140 Million Bought Deal Financing

November 12, 2003

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage") (AVN.UN-TSX) and MarkWest Resources Canada Corp. ("MarkWest"), a wholly-owned subsidiary of MarkWest Hydrocarbon, Inc. (AMEX-MWP), jointly announced today that they have entered into an acquisition agreement pursuant to which Advantage will, subject to certain conditions and adjustments, purchase all of the shares of MarkWest for total consideration of $102.5 million (comprised of $69.5 million in cash and the assumption of $33.0 million of net debt). In addition, Advantage has agreed to pay up to an additional $2.5 million if certain undeveloped lands are earned by MarkWest through drilling by December 31, 2003. The acquisition is effective October 1, 2003 and is expected to close on or before December 16, 2003.

Mr. Kelly Drader, President & CEO of Advantage stated that, "This acquisition is consistent with our strategy of focusing on natural gas and light oil acquisitions that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's 2004 cash flow and production per unit both immediately and on a fully diluted basis and will provide the Fund with numerous low risk natural gas drilling opportunities. In addition, the Convertible Debenture financing will continue to broaden the Fund's investor base."

The key attributes of this acquisition are as follows:

- Production is weighted 91% towards natural gas;
- Increases the Fund's per unit production by 17%;
- Attractive valuation of approximately $23,000 per daily boe of production,
- Focused operations in two core areas at Bantry (Southeast Alberta) and Nevis/Red Deer (Central Alberta) which together represent 98% of production. Advantage has extensive production and operating experience within these areas;
- Low risk development potential has been identified to add significantly to production and reserves, which have not been recognized in the MarkWest independent engineering report:
  - Bantry/Princess
    - 130 natural gas infill drilling locations
    - 57 natural gas recompletion opportunities
  - Nevis/Red Deer
    - 25 natural gas infill drilling locations
    - 7 natural gas recompletion opportunities
- High working interest lands (average 78%) and operatorship of 98% of total production,
- Control over natural gas processing facilities with unused capacity available to process new production.

MarkWest currently produces approximately 4,448 barrels of oil equivalent ("boe") per day comprised of 24.2 million cubic feet of natural gas and 415 barrels of oil and natural gas liquids. Upon closing of the acquisition Advantage will have production of approximately 16,800 boe per day (83% natural gas). At October 1, 2003, MarkWest's independent reservoir engineers have assessed its total established reserves at 7.8 mmboe (88% natural gas) with approximately 82% of established reserves classified as proved. In addition to the reserves,

MarkWest has approximately 36,037 net acres of undeveloped land supported by 841 square kilometres of three dimensional seismic and 301 kilometres of two dimensional seismic.

In conjunction with the acquisition, Advantage is also pleased to announce it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters led by Scotia Capital, and including BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, FirstEnergy Capital Corp. and Raymond James Ltd., for an offering of $80,325,000 aggregate amount of trust units ("Units") and $60,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures"). The offering is expected to close on or about December 2, 2003.

The Unit portion of the offering consists of 5.1 million Units issued at a price of $15.75 per Unit. The first distribution holders of these Units will be entitled to receive is the December cash distribution which is payable on or about January 15, 2004.

The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 8.25 %, mature on February 1, 2009 and be convertible into trust units of Advantage at a price of $16.50 per trust unit. Purchasers converting their Convertible Debentures will receive accrued and unpaid interest thereon. Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on August 1, 2004.

The net proceeds of the offering will be used initially to reduce bank indebtedness. Subsequently, the proceeds will be used to fund the acquisition of MarkWest and to fund capital expenditures.

The offering of Units and Convertible Debentures is being made in Canada pursuant to a short-form prospectus, to Qualified Institutional Buyers in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933 and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB and AVN.DB.A respectively.

This press release is not for release or distribution in the United States.

For further information from Advantage contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

Advantage Energy Income Fund
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Ph: (403) 261-8810
Fax: (403) 262-0723
Web: www.advantageincome.com
E-mail: advantage@advantageincome.com